Mail Stop 3561

August 28, 2009

Via Fax & U.S. Mail

Mr. David Rogers
Chief Financial Officer
4116 Antique Sterling Court
Las Vegas, Nevada 89129

>   **Re: International Industrial Enterprises, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed February 23, 2009**
>   **File No. 000-52905**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Forward Looking Statement Information, page 4

1. In future filings, please revise the last sentence of this section to note that the pronouns listed refer to International Industrial Enterprises, Inc. rather than Twin Lakes Delaware, Inc.

Risk Factors, page 6

2. In future filings, please add a risk factor to note, if applicable, that there is no market for your shares and, therefore, investors face limited liquidity for their shares. In this connection, please also add a risk factor noting that you are a penny stock issuer and that your securities are subject to penny stock trading rules, further creating liquidity difficulties for shareholders.

Management's Discussion and Analysis of Financial Condition, page 7

3. We note that you are a penny stock issuer as defined by Rule 3a51-1 of the Exchange Act. The safe harbor of Section 21E of the Exchange Act is not available to penny stock issuers. Please confirm that in the future you will delete all references to this rule.

Exhibits and Financial Statement Schedule, page 11

4. Please confirm that in future filings you will revise your exhibit index on page 12 to include all the exhibits required under Item 601 of Regulation S-K. This index should provide references to where investors can find all required exhibits that are incorporated from prior filings.

Financial Statements

5. We note that your independent audit opinion indicates that you are a development stage enterprise. Please revise future filings to clearly indicate on all financial statements that you are considered a development stage enterprise. Also, the balance sheet with cumulative net losses should be described as "deficit accumulated during the development stage" and the statement of stockholders' equity should show each issuance of equity since inception. Please revise future filings accordingly.

Note 1. Organization and Significant Accounting Policies
b. Going Concern

6. We note that your audit opinion includes a going concern assumption. Please revise your notes to the financial statements in future filings to include the following disclosures related to the going concern:
    (a) disclosure of the possible effects of such conditions and events;
    (b) management's evaluation of the significance of those conditions and

        events and any mitigating factors;
        (c) possible discontinuance of operations;
        (d) management's plans; and
        (e) information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities.

Exhibit 31. Rule 13(a)-14a/Rule 15(d)-14a CEO Certification

7. We note that your Section 302 CEO/CFO Certification excludes the statement under paragraph 4 referring to the design of such internal controls over financial reporting, which is required by Rule 13(a)-14a or Rule 15(d)-14a. Please refile your Certification to include the following assertion under paragraph 4: "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." See Item 601(B)(31) of Regulation SK and Rule 13a-14a or Rule 15d-14a.

Exhibit 32.1

8. We note that this certification identifies the wrong periodic report. Please refile your certification to include a reference to the correct annual report.

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      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may contact Matt Spitzer at (202) 551-3227 if you have any questions regarding legal matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(702) 255-4170